Filed by Equifax Inc

(Commission File No. 001-06605)

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Boa Vista Serviços S.A.

Social Media Posts Relating to the Signing of the Boa Vista Serviços Merger Agreement

Mark Begor LinkedIn [Posted on 2/14/23 at 8:15 a.m.]

Energized to share @Equifax announced a definitive agreement to acquire Boa Vista Serviços – the second largest credit bureau in Brazil – to expand our reach into the large and fast growing Brazilian market. This #acquisition will mark an exciting new chapter for our customers that will bring powerful new insights to Brazilian lenders and service providers to help them better understand their customers and promote greater financial inclusion to meet the needs of the approximately 34 million unbanked or underbanked consumers in Brazil. Strategic, bolt-on acquisitions are core to our EFX2025 growth priorities and this is the 14th acquisition that Equifax has signed or completed in the past 24 months totaling $4.1 billion. We are on offense!#NewEFX

Link to Press Release: https://investor.equifax.com/news-events/press-releases/detail/1276/equifax-signs-definitive-agreement-to-acquire-boa-vista

Lisa Nelson LinkedIn [Posted on 2/14/23 at 10:00 a.m.]

@Equifax has signed a definitive agreement to acquire Boa Vista Serviços—the second-largest credit bureau in Brazil. This opportunity to expand our global footprint will mark an exciting new chapter for Equifax and Boa Vista Serviços customers, providing powerful new insights to Brazilian lenders and service providers. I look forward to welcoming Boa Vista Serviços’ employees to our International team when the transaction closes later this year. Good things are happening in 2023!

Link to Press Release: https://investor.equifax.com/news-events/press-releases/detail/1276/equifax-signs-definitive-agreement-to-acquire-boa-vista

EFX LinkedIn [Posted on 2/14/23 at 8:25 a.m.]

We announced today that Equifax signed a definitive agreement to acquire Boa Vista Serviços, the second largest consumer #CreditBureau in #Brazil. This #acquisition would expand the Equifax international footprint in the large and fast-growing Brazilian market.

Link to Press Release: https://investor.equifax.com/news-events/press-releases/detail/1276/equifax-signs-definitive-agreement-to-acquire-boa-vista

EFX Twitter [Posted on 2/14/23 at 8:30 a.m.]

We announced today that Equifax signed a definitive agreement to acquire Boa Vista Serviços, the second largest consumer #CreditBureau in #Brazil. This #acquisition would expand the Equifax international footprint in the large and fast-growing Brazilian market.

Link to Press Release: https://investor.equifax.com/news-events/press-releases/detail/1276/equifax-signs-definitive-agreement-to-acquire-boa-vista

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements and forward-looking information. All statements that address operating performance and events or developments that we expect or anticipate will occur in the future, including statements relating to our ability to consummate the proposed transaction with Boa Vista Serviços, the ability of Boa Vista Serviços to receive shareholder approval and satisfy other closing conditions, the expected financial and operational benefits, synergies and growth from the proposed transaction and our ability to integrate Boa Vista Serviços and its products, services, technologies, IT systems and personnel into our operations, and similar statements about our outlook and our business plans are forward-looking statements. We believe these forward-looking statements are reasonable as and when made. However, forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations or projections. These risks and uncertainties include, but are not limited to, those described in our 2021 Form 10-K and subsequent filings with the U.S. Securities and Exchange Commission (“SEC”). As a result of such risks and uncertainties, we urge you not to place undue reliance on any forward-looking statements. Forward-looking statements speak only as of the date when made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

NO OFFER OR SOLICITATION

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended.

This communication is for informational purposes only and should not, under any circumstances, constitute, be interpreted or understood as an investment recommendation, nor as an offer to acquire any of the securities of Equifax or Equifax Brasil.

FILINGS WITH THE SEC

Equifax® (NYSE: EFX) and Equifax Brasil plan to file a Registration Statement on Form S-4/F-4 with the SEC in connection with the transaction. The Form S-4/F-4 will contain a prospectus and other documents. The Form S-4/F-4, and prospectus will contain important information about Equifax, Equifax Brasil, Boa Vista Serviços, the transaction and related matters. Investors and shareholders of Boa Vista Serviços should read the prospectus and the other documents filed with the SEC in connection with the transaction carefully before they make any decision with respect to the transaction. The Form S-4/F-4 and the prospectus, and all other documents filed with the SEC in connection with the acquisition will be available when filed free of charge at the SEC’s web site at www.sec.gov. In addition, the prospectus and all other documents filed with the SEC in connection with the acquisition will be made available to investors free of charge by calling or writing to Equifax Inc., Attn: Office of Corporate Secretary, P.O. Box 4081, Atlanta, Georgia 30302, telephone (404) 885-8000.